Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276281

LORD ABBETT FLEXIBLE INCOME FUND

Supplement dated September 18, 2026 to the

Prospectus dated November 1, 2025, as supplemented to date

This supplement updates certain information contained in the Prospectus for the Fund. Please review this important information carefully.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Acceptance and Timing of Purchase Orders” and supplements and supersedes any information to the contrary in the Prospectus.

Except as described below, a purchase order received by the Fund, its designee or an authorized financial intermediary or such financial intermediary’s authorized designee prior to the New York Stock Exchange (“NYSE”) Close, on a day the NYSE is open for business, together with payment made in one of the ways described above will be priced based on the Fund’s NAV next computed after it is received by the Fund or its financial intermediary or financial intermediary’s authorized designee. An order received after the NYSE Close will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the NYSE Close and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund will be deemed to have received a purchase order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order, except as described below with respect to certain financial intermediaries that aggregate orders for periodic submission to the Fund. Certain financial intermediaries may, in their discretion, elect to aggregate, or “batch,” purchase orders received from its customers before submitting the aggregated orders to the Fund or its designee. For orders submitted through an intermediary that batches orders, the Fund will not be deemed to have received the order when the intermediary receives it from the investor. Instead, the order will be deemed received after the Fund or its designee actually receives the aggregated order from the intermediary. As a result, an investor transacting through such an intermediary may experience a delay between the date the investor submits an order to the intermediary and the date used to determine the NAV at which the order is priced, and the price received may differ significantly from the NAV in effect on the date the investor placed the order with the intermediary. Investors should contact their financial intermediary to determine whether it batches orders and, if so, its specific order-submission schedule and cutoff times. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. In such cases, the Fund would accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as the Adviser believes there generally remains an adequate market to obtain reliable and accurate market quotations. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business. The Fund and Lord Abbett Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Shares. The sale of Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors. See “Periodic Repurchase Offers – Repurchase Request Deadline” for the acceptance and timing of repurchase orders.

Capitalized terms used in this supplement shall, unless otherwise defined herein, have the same meaning as given in the Prospectus.

Please retain this document for your future reference.

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